Exhibit 99.1

February 15, 2019

Nova Scotia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Securities Commissions of Newfoundland and Labrador

Saskatchewan Financial and Consumer Affairs Authority

New Brunswick Financial and Consumer Services Commissions

British Columbia Securities Commission

Autorité des marchés financiers

Superintendent of Securities, Yukon Territory

The Toronto Stock Exchange

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 9, 2019
Record date for notice:	March 15, 2019
Record date for voting:	March 15, 2019
Beneficial ownership determination date:	March 15, 2019
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

/s/ “Larry Calixtro”

Larry Calixtro

Associate Manager, Trust Central Services